UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Purchases of Shares by Major Shareholder and Company

On October 19, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that on October 19, 2017, the Company had repurchased for cancellation, 1,000,714 common shares, par value New Israeli Shekels (“NIS”) 1.0 per share (“common shares”), at a price of NIS 33.65 per share (approximately US$9.61, based on the representative exchange rate published by the Bank of Israel as of that date).

The Company furthermore reported that Norstar Holdings Inc. (“Norstar”), the Company’s controlling shareholder, had purchased 1,000,000 shares, at the same price per share (NIS 33.65, or approximately US$9.61). Following that purchase, Norstar holds 100,087,000 shares (51.72% of the Company’s outstanding share capital, or 50.75% on a fully diluted basis).

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: October 19, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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